October 27, 2006

BY EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Linda Stirling, Esquire

Re: Preliminary Proxy Statement on Schedule 14A for Putnam Investment Funds (File
No. 811-07237), on behalf of its Putnam Research Fund series (the “Fund”)

Dear Ms. Stirling:

This letter responds to the comment you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on October 24, 2006 regarding the Fund’s Preliminary Proxy Statement filed on October 13, 2006.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the Fund.

Comment: In the description of the Fund’s current management fee structure, please consider revising the “Interim Adjusted Calculation Method” section to make it more reader-friendly.

Response: We have made some revisions to this disclosure that we believe will make the description of the current management fee structure less confusing to shareholders. In particular, we have added a statement to the effect that this interim structure selects the calculation methodology that results in the lowest management fee.

I believe that this letter addresses the Commission Staff’s comment. Please also find attached as Appendix A certain representations by an officer of the Fund in connection with the Proxy Statement. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

James F. Clark
Vice President and Counsel
Putnam Investments
cc: George B. Raine, Ropes & Gray LLP

U.S. Securities and Exchange Commission	- 2 -	October 27, 2006

Appendix A

Re: Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) for
Putnam Investment Funds (File No. 811-07237), on behalf of its Putnam Research
Fund series (the “Fund”)

Reference is made to the Proxy Statement and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comment of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund other than as disclosed in the Proxy Statement.

Very truly yours,

Charles A. Ruys de Perez
Vice President and Chief Compliance Officer
Putnam Investment Funds

October 27, 2006